Statesman Corporate Finance, LLC

Statement of Financial Condition

For the Year Ended
December 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67454

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/20__ AND ENDING __12/31/20__
 MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Statesman Corporate Finance, LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 West Loop South, Suite 850
(No. and Street)

Houston	Texas	77027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott Actkinson

713-595-1341
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

14555 Dallas Parkway, Suite 300	Dallas	Texas	75254
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Scott Actkinson _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Statesman Corporate Finance, LLC, as of December 31 _____, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

CCO

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).



Report of Independent Registered Public Accounting Firm

To the Members
Statesman Corporate Finance, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Statesman Corporate Finance, LLC (the Company) as of December 31, 2020, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the *financial statement*). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Dallas, Texas
February 24, 2021

We have served as the Company's auditor since 2016.

STATESMAN CORPORATE FINANCE, LLC
Statement of Financial Condition
December 31, 2020

ASSETS

Cash and cash equivalents	$	757,840
Accounts receivable (Net of allowance for credit losses of $3,600)		115,000
Prepaid expenses		675
	$	873,515

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	62,087
State income tax payable		12,093
		74,180
Members' equity		799,335
	$	873,515

The accompanying notes are an integral part of this financial statement.

Note 1 - Summary of Significant Accounting Policies

Statesman Corporate Finance, LLC, (the "Company") operates as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC"). The Company provides merger and acquisition, capital sourcing, and other general corporate finance advisory services for businesses. The Company operates as a Texas Limited Liability Company ("LLC"). Its members have limited personal liability for the obligations or debts of the entity. The Company was incorporated on December 29, 2001 and became effective with the Financial Industry Regulatory Authority ("FINRA") in January 2007. The Company's customers are located primarily in the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of reporting cash flows, cash and cash equivalents include interest bearing accounts and certificates of deposit purchased with an original maturity of three months or less.

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that the performance obligation under the arrangement is completed (the closing date of the transaction) or the contract is cancelled, as the amount of revenue is constrained until that time due to factors outside the Company's control, including deal size and terms. However, for certain contracts, revenue is recognized over time for ongoing advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2020, there were no contract liabilities. As of January 1, 2020, the Company had receivables related to revenues from contracts with customers in the amount of $5,000 and collected the balance in its entirety.

The economic conditions which effect the Company's operations are related to overall trends in the economy and its impact on M&A activity.

On June 16, 2016, the FASB issued Accounting Standards Update (ASU) 2016-13 - Financial Instruments - Credit Losses (Topic 326): Assets Measured at Amortized Cost to provide more timely recording of credit losses on receivables and other assets measured at amortized cost. ASU 2016-13 was effective for the Company beginning January 1, 2020. The Company's receivables are short-term in nature and collection is reasonably assured. Accordingly, no transition adjustment was necessary at implementation.

Topic 326 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. The allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in other expenses. The Company has recorded an allowance for credit losses of $3,600 as of December 31, 2020.

The Company's net income will be taxed at the member level rather than at the corporate level for federal income tax purposes.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Note 2 - Regulatory Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020, the Company had net capital of approximately $683,660 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .109 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to the members can be made under a capital distribution policy approved by the Company's members. Periodic distributions approved by the members are made in order to enable the members to pay federal income taxes on Company profits, among other purposes.

The Company operates as a non-covered firm consistent with Footnote 74 of SEC Release No. 34-70073 and associated SEC Staff Guidance, and accordingly limits its business activities to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. The Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) does not carry accounts of or for customers; and (3) does not carry proprietary accounts of broker-dealers (as defined in Rule 15c3-3). Therefore, the Company has no obligation under Rule 15c3-3 for these business activities.

Note 3 - Concentration Risk

The Company may at various times during the year have cash balances in excess of federally insured limits. As of December 31, 2020, one customer accounted for 87% of accounts receivable.

Note 4 - Related Party Transactions/Economic Dependency

The Company and various entities are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

Note 5 - Commitments, Contingencies and Guarantees

During the normal course of its operations, the Company may incur additional liabilities due to existing conditions, situations, legal claims, regulatory matters, or circumstances involving uncertainty as to possible loss to the Company that will ultimately be resolved when one or more future events occur or fail to occur. The Company does not have any commitments, contingencies and guarantees to report as of the fiscal year ended December 31, 2020 or the audit opinion date.

Note 6 - Subsequent Event

On February 23, 2021, the Company paid distributions of $225,000 to its members.